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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 10, 2005.

Commission File Number 1-11284

NORANDA INC.
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes    No X

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith are:

Exhibit 99.1:	Material Change Report dated March 10, 2005, of Noranda Inc. regarding a proposed share exchange issuer bid and a proposed take-over bid of Falconbridge Limited.
Exhibit 99.2	Support Agreement dated March 8, 2005 between Noranda Inc. and Falconbridge Limited relating to the proposed transactions.
Exhibit 99.3	Lock-Up Agreement dated March 8, 2005 between Noranda Inc., Brascan Corporation and Brascade Corporation relating to the proposed transactions.

        The foregoing documents shall also be deemed filed for purposes of the Securities Exchange Act of 1934 (including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933, as amended).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORANDA INC. (Registrant)
Date: March 10, 2005
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Material Change Report dated March 10, 2005, of Noranda Inc. regarding a proposed share exchange issuer bid and a proposed take-over bid of Falconbridge Limited
99.2	Support Agreement dated March 8, 2005 between Noranda Inc. and Falconbridge Limited relating to the proposed transactions
99.3	Lock-Up Agreement dated March 8, 2005 between Noranda Inc., Brascan Corporation and Brascade Corporation relating to the proposed transactions

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SIGNATURES
Exhibit Index